Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

July 30, 2012

VIA EDGAR and FEDERAL EXPRESS
Ms. Julie F. Rizzo, Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Ultimate Rack, Inc. Registration Statement on Form S-1 Filed January 26, 2012 File No. 333-179188

Dear Ms. Rizzo:

Ultimate Rack, Inc. (“Ultimate Rack” or, the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated February 22, 2012 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that the $0.01 per share price of the shares you are registering is the same price that the selling security holders paid for their shares in private placements.  As such, it appears the $0.01 per share price prohibits the selling security shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or tell us why you do not believe this is necessary.

Response: The Registration Statement on Form S-1/A has been revised throughout to increase the per share price of the shares we seek to register from $0.01 to $0.03.

Registration Statement Cover Page

2.	Refer to footnote (2) to the fee table. It appears the fee should be calculated by reference to Rule 457(a), not 457(o). Please revise the fee table accordingly or advise.

Response: The Registration Statement on Form S-1/A has been revised to correct footnote (2) to the fee table.

Prospectus Summary, page 1

3.
Please disclose, and revise to update with any subsequent amendments, your cash on hand, monthly burn rate, and the number of months you expect your cash to last at this rate, absent revenues or additional financing, as of the most recent practicable date.  Similarly revise under the Plan of Operation section on page 14.

Response: The Registration Statement on Form S-1/A has been revised on pages 1 and 14 to disclose our current cash on hand, monthly burn rate, and the number of months we expect our cash to last at this rate, absent revenues or additional financing.

4.
Please disclose that you will require at least $ 132,616 to fund your operations in the next twelve months and $24,000 each year thereafter in order to sustain your operations as a public company and discuss the source(s) of funds expected to satisfy your requirements. Revise your liquidity section in this manner as well.  We note your disclosure in the risk factor on page 2.

Response: The Registration Statement on Form S-1/A has been revised on page 1 to disclose that we will require at least $132,616 over the next twelve months and $24,000 each year thereafter in order to implement our business plan and sustain operations. We expect to fund our business through revenue generation from sales.

5.
Please revise to realistically present your current stage of development by summarizing each of the steps you must take to commence operations including the concrete steps you have taken to date to design the ultimate rack and implement your business plan and disclose the estimated cost and timeframe to complete each step.  Revise the Description of Business section in this manner as well.

Response: The Registration Statement on Form S-1/A has been revised on pages 1 and 10 to disclose a summary of the steps we must take to commence operations including the concrete steps we have taken to date to design the ultimate rack and implement our business plan.

Risk Factors, page 2

6.
Please add a risk factor describing the risks associated with your dependence on a third party manufacturer located in China to manufacture your bicycle racks.  We note in this regard your disclosure on page 10.

Response: We currently do not depend on manufacturers located in China to manufacture our bicycle racks. We have merely received price quotes from Chinese manufacturers as originally disclosed on page 10. A decision regarding where our bicycle racks will be manufactured has not yet been made. However, the Registration Statement on Form S-1A has been revised on page 4 to disclose the risk involved if we do rely on Chinese manufacturers to manufacture our bicycle racks.

7.
Please add a risk factor describing the risks of conflict of interest because your President and Secretary only work for you ten and five hours per week, respectively.  We note in this regard your disclosure on page 12.

Response: A risk factor describing the risks of conflict of interest because our President and Secretary only work for us ten and five hours per week, respectively, has been disclosed on page 4.

8.	Please add a risk factor describing the risk that you may be exposed to product liability actions or advise.

Response: A risk factor describing the risk that we may be exposed to product liability actions has been incorporated into the risk factor added for comment 6 above.

Risks Related to Our Business, page 2

We May Incur Significant Costs to be a Public Company, page 4

9.	Please revise this risk factor to provide an estimate of the expected expenses you will incur as a public company.

Response: The Registration Statement on Form S-1/A has been revised on page 4 to disclose an estimate of the expected expenses we will incur as a public company.

Risks Related To Our Capital Stock, page 4

10.	Please add a risk factor describing the risks to shareholders because your officers and directors hold approximately 77.52% of your outstanding common stock.

Response: The Registration Statement on Form S-1/A has been revised on page 3 to disclose a risk factor describing the risks to shareholders because our officers and directors hold approximately 77.52% of our outstanding common stock.

Special Note Regarding Forward-Looking Statements, page 6

11.
Please advise as to the "expected impact of the Share Exchange on the parties' individual and combined financial performance" or delete this language.  Similarly revise the second paragraph of this section to remove any references to the "potential effects on the parties and the transaction" and uncertainties "(some of which are beyond the parties' control)" or advise.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to remove the requested language.

Selling Security Holders, page 7

12.
We note that there appears to be several selling security holders with the same last name and one selling security holder appears to have the same last name as the two directors and officers of your company.  Please note that certain family members are deemed to beneficially own the shares held by other family members.  Please advise or revise your table as necessary.

Response: The Registration Statement on Form S-1/A has been revised on page 7 to disclose familial relationships.

Description of Business, page 10

13.
Please disclose whether you have leased warehouse space.  If so, disclose the location of the warehouse and the terms of the lease and file the lease as an exhibit to your amended registration statement.  Alternatively, disclose when you expect to obtain warehouse space and the estimated square footage required.

Response: The Registration Statement on Form S-1/A has been revised on pages 1 and 10 to disclose that we do not presently lease any warehouse space and our expectations regarding leasing space in the future.

14.	Please disclose your web address or whether expect to obtain one.

Response: The Registration Statement on Form S-1/A has been revised on page 10 to disclose that we have reserved the web address of ultimaterack.net but have not yet created our website.

15.	Please disclose in a separately captioned section any material state or local government regulations or licensing requirements for you to operate as a distributor.

Response: The Registration Statement on Form S-1/A has been revised on page 10 to disclose that we do not anticipate any material state or local government regulations or licensing requirements for us to operate as a distributor.

Products and Services, page 11

16.
Please clarify whether you have completed the design phase of the ultimate rack and, if not, when you anticipate the design will be complete.  Explain in greater detail how your design factored in the "rocking and bouncing" described in the last sentence on page 11.

Response: The Registration Statement on Form S-1/A has been revised on page 11 to clarify the design phase of the ultimate rack and to clarify the design testing conducted.

17.
Please disclose how you obtain ratings for your tow bars at various weights.  Additionally, please explain what you mean and provide support for your statement that the design "would probably be strong enough to support twice the weight of any four bicycles manufactured."

Response: The Registration Statement on Form S-1/A has been revised on page 11 to clarify the design phase of the ultimate rack and to clarify the design testing conducted.

18.
In this regard, please describe the processes you undertook or expect to undertake to test or certify your bicycle rack.  To the extent testing or certification is not complete, disclose the expected timeframe for testing or certification.  If you do not intend to undertake any testing or certification, revise to so state.

Response: The Registration Statement on Form S-1/A has been revised on page 11 to clarify the design testing conducted and the fact that we do not intend to undertake any certification testing.

19.
We note your disclosure in the first paragraph on page F-7.  Please briefly describe what makes your design "proprietary" and disclose whether you have obtained or intend to obtain any intellectual property protection for the ultimate rack.  If you have not or do not expect to, please add a risk factor describing the attendant risks.

Response: The Registration Statement on Form S-1/A has been revised on page F-7 to remove the language “proprietary.” Further revisions have been made on page 4 to add a risk factor describing the attendant risks.

Competition, page 12

20.
Please discuss the basis upon which you believe that you compete with the companies listed.  Clarify here, if true, that these companies more substantial means, market recognition and stage of business development put them at an extreme competitive advantage to you, despite possible advantages to your proposed product.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to discuss the basis upon which we believe that we can compete with our competitors and that our competition will have an extreme competitive advantage over us.

Market for Common Equity and Related Stockholder Matters, page 13

Holders of Capital Stock, page 13

21.	It appears you have 41 holders of your common stock as opposed to 39 holders. Please revise this section accordingly or advise.

Response: The Registration Statement on Form S-1/A has been revised on page 13 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Plan of Operation, page 14

22.
Please revise this entire section to add specificity about your business plan and the obstacles you face in implementing your business plan.  In doing so, please add detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing.  Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to specify our business plan the obstacles we face in implementing our business plan.

23.
With a view to revised disclosure, please provide us with the basis for your sales estimates and estimated costs for the fiscal years ended October 31, 2012, 2013, and 2014, respectively. Please note that you must have a reasonable basis for your assessment of future performance. Refer to Item 10(b)(1) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to qualify our financial projections in accordance with Item 10(b)(1).

24.
Please disclose the portion of projected expenses attributable to cost of goods sold and the portion attributable to selling, general and administrative, and other fixed costs. Additionally, please discuss how you expect to be able to reduce your expenses per rack so dramatically year over year.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to clarify our projected expenses and the reason for the expected reduction in certain projected expenses between years one and two and three.

25.
It appears from your disclosure in the last three paragraphs on page 14 that you expect to have significantly higher selling, general and administrative, and other fixed costs in your first year of operation.  Please discuss in greater detail the start up costs, including marketing expenditures, and timeframes as you complete the design of the ultimate rack and introduce it to the market.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to discuss our start up costs.

26.	Please discuss how the retail price you expect to charge for the ultimate rack compares to the market price for similar bicycle racks.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to disclose that we have set our retail sales price based upon research conducted through inquiries and comparisons of similar retailers in our industry.

27.
Please discuss in detail the distribution method(s) you expect to rely upon to distribute the ultimate rack and the territories where you expect to sell the ultimate rack.  Additionally, disclose whether you have arrangements with retailers or other third parties to sell your product to the end customer.  If not, disclose when you anticipate entering into such arrangements.  If so, please file the agreements as exhibits to your amended registration statement or advise.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to disclose the distribution method(s) we intend to employ and any arrangements we have, or intend to have with retailers or other third parties to sell our product to the end customer.

28.
Please disclose when you anticipate entering into an agreement with a manufacturer to manufacture the ultimate rack.  Discuss what you expect the invoice terms to be.  To the extent you must pay for your inventory before you collect revenues from sales to retailers or customers, disclose how you intend to finance your inventory.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to disclose when we anticipate entering into an agreement with a manufacturer to manufacture our product and the terms we anticipate.

Capital Resources and Liquidity, page 15

29.
Please reconcile your disclosure in the second to last sentence of the first paragraph of this section with your disclosure in the first paragraph of the Plan of Operation section, which appears to suggest that your projected expenses will exceed projected revenues from sales of the ultimate rack for the fiscal year ended October 31, 2012.

Response: The disclosure referenced on page 15 is consistent with the disclosures made in our Plan of Operations, as both sections state that we will need $132,616 to carry out our business plan for the fiscal year ended October 31, 2012. This amount does exceed projected revenues.

Executive Compensation, page 16

Summary Compensation Table, page 16

30.
Please remove footnote (3) to the Summary Compensation Table or advise.  It appears the amounts of the stock awards are calculable as you have included the dollar value of each stock award in the table.

Response: The Registration Statement on Form S-1/A has been revised for the removal of footnote (3) to the Summary Compensation Table.

Back Cover Page

31.
Please advise as to what information you have referred investors to that is not contained in the prospectus.  Alternatively, please revise the first sentence of the first paragraph of this section to remove any inference that you have referred investors to information that is not contained within the prospectus.

Response: We have not referred investors to any information outside of the Registration Statement and have removed the requested language.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

32.	Please revise this section to state briefly the facts relied upon to make the exemption from registration available for the Regulation D Rule 506 offering. Refer to Item 701 of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page II-1 to state briefly the facts relied upon to make the exemption from registration available for the Regulation D Rule 506 offering.

33.	We note you commenced an offering in reliance on Rule 506 of Regulation D on August 12, 2010; however, we are unable to locate a Form D filed in connection with this offering. Please advise.

Response: A Form D disclosing the above-referenced offering was filed on May 8, 2012.

Exhibit 5.1

34.	Please file a signed opinion or advise.

Response: A revised exhibit 5.1 has been attached.

Sincerely, /s/ Shawn Arizmendi
Shawn Arizmendi President, Ultimate Rack, Inc.